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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                    Form 20-F.   X        Form 40-F.
                               -----                 -----

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes.                   No.   X
                             -----                 -----

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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         China Southern Airlines Company Limited (the "Company") on July 14,
2005 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, in relation to estimate loss of the Company for the first six months of this year. A copy of the English announcement is included in this Form 6-K of the Company.









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[LOGO]                           [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                  ANNOUNCEMENT

               LOSS ESTIMATE FOR THE SIX MONTHS ENDED 30 JUNE 2005

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The Board wishes to announce that, based on the preliminary calculations prepared in accordance with the PRC Accounting Standards, the Group is expected to record a loss for the six months ended 30 June 2005 as compared with the net profit of the Group prepared under the PRC Accounting Standards for the same period of year 2004.

Shareholders of the Company and the public investors are cautioned not to place undue reliance on this estimate.
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This announcement is made pursuant to the relevant provisions of the Shanghai
Stock Exchange and the requirements of Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the requirements of the Notice concerning the Proper Preparation of half year report the year 2005 of Listed Companies issued by the Shanghai Stock Exchange ([Chinese Characters]), when a company, whose A shares are listed on the Shanghai Stock Exchange, estimates that it will suffer a loss for the six months ended 30 June 2005 as compared with a net profit recorded for the same period of year 2004, the board of the Company is required to make an announcement of the loss estimate before 15 July 2005.

Based on the preliminary calculations in accordance with the PRC Accounting Standards ([Chinese Characters]), it is estimated that China Southern Airlines Company Limited (the "Company") and its subsidiaries (together with the Company, as the "Group") will record a loss for the six months ended 30 June 2005 as compared with the net profit of the Group prepared under the PRC Accounting Standards for the same period of year 2004.

The Company is announcing this estimate solely for the purpose of complying with the requirements of Shanghai Stock Exchange. The board of directors of the Company (the "Board") wishes to remind investors that the estimate set out above is prepared in accordance with the PRC Accounting Standards and unaudited nor reviewed by auditors of the Company and such estimate may differ materially from the actual results of the Group prepared under the International Accounting Standards. SHAREHOLDERS OF THE COMPANY AND THE PUBLIC INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THIS ESTIMATE.

The detailed interim result announcement of the Company for the six months ended 30 June 2005 will be announced on or about 29 August 2005.

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                                                  By order of the Board
                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED
                                                        SU LIANG
                                                    Company Secretary


Guangzhou, the People's Republic of China
13 July 2005

As the date of this announcement, the executive Directors are Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min and the independent non-executive Directors are Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun.




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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                    By            /s/   Su Liang
                                        ---------------------------------------
                                        Name:    Su Liang
                                        Title:   Company Secretary


Date: July 15, 2005